

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

Via E-mail
Michael D. Baumann
Chairman and Chief Executive Officer
Trade Street Residential, Inc.
19950 West Country Club Drive, Suite 800
Aventura, Florida 33180

> **Re:** **Trade Street Residential, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 14, 2013**
> **File No. 333-185936**

Dear Mr. Baumann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Recent Developments, page 8

Properties Under Contract, page 8

1. Please tell us for which of the probable acquisitions on pages 8 and 9 you intend to provide financial statements under Rule 3-14 of Regulation S-X. It appears that several of these acquisitions may be significant at the 10% level. In that regard, we note the financial statements for Woodfield St. James which are already included beginning on page F-85.

Recapitalization and Other Related Transactions, page 10

2.   In addition to your narrative discussion of the recapitalization transaction, please include a table clearly showing the consideration transferred. Disclose the following in the table:

- Number of shares, units, and warrants issued for each element of the transaction
- Per share/unit value of each issuance
- Aggregate value of each issuance
- Total shares/units outstanding immediately after the recapitalization
- Total value of the consideration paid for the contributed assets

Also, discuss your basis for the per share/unit values assigned to each issuance.

3.   We note your disclosure in the second full paragraph on page 10 that "[t]he board of directors of Feldman . . . and Trade Street . . . negotiated at arm's length the value of the contributed assets based on Feldman's due diligence investigation and customary valuation methodologies and the parties considered, among other things, historical and projected net operating income of the contributed properties . . . appraised values obtained by the Trade Street Funds . . . .." In your response letter dated February 14, 2103, you state that Trade Street had obtained the appraisals but such appraisals were not available to the board of Feldman and were not considered by them in their independent valuation and negotiation. Please revise this section to address separately the due diligence and valuation methodologies considered by the board of directors of Feldman. We may have further comments.

4.   You disclose in the last bullet point on page 12 that all of the respective partners and members of the Trade Street Funds are pension funds. Please clarify; in this regard, you previously stated in your response dated December 26, 2012 that the Baumanns owned the general partner and managing member interests of the Trade Street Funds.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 61

5.   We note your disclosure on page 136 that the company had conducted a private placement in May of 2012 in which it raised $1 million. Please discuss the purpose of the private placement and the use of proceeds.

Historical Results of Operations, page 71

6.   When comparing effective rent per unit and occupancy rates for the same properties from period to period, please include an explanation as to how same properties is defined, e.g., were any properties excluded other than properties not owned in both periods?

Funds from Operations and Core FFO, page 81

7.   We note your revised calculations of FFO and Core FFO. In the narrative, please discuss why you have made adjustments for 1) provision for loan losses and 2) prepayment penalty on early repayment of debt to arrive at Core FFO.

Net Operating Income, page 83

8.   We note that you have revised your calculation of NOI. Please additionally address the following:

- Explain to us 1) why you believe inclusion of discontinued operations contributes to a meaningful measure of operating performance, 2) why you believe it is appropriate to make adjustments for equity method investments given that you use NOI to evaluate performance on a property-by-property basis, and 3) why you believe that property management fees and franchise taxes are not considered property operating expenses for purposes of calculating NOI. We may have further comment.
- In addition, please disclose this measure on a same store basis and define how you determine your same store pool, or advise.

Historical Capital Expenditures, page 106

9.   We note your disclosure regarding capital expenditures for the year ended December 31, 2012. As applicable, please additionally break down your capitalized costs between expenditures for new development, expenditures for re-development projects and renovations, expenditures for leasing costs, and other capital expenditures. Furthermore, please advise us of the amount of compensation and other soft costs that have been capitalized, and please disclose, if material.

Executive Compensation, page 122

10.   Please disclose any compensation paid to persons, if any, who served as named executive officers prior to the recapitalization during the last fiscal year. See Item 402(a)(4) of Regulation S-K.

11.   Please disclose the compensation of the directors for the company's last completed fiscal year as required by Item 402(k) of Regulation S-K.

Principal Stockholder, page 134

12.   Please include the beneficial ownership of your common stock and operating partnership as of a practicable date prior to the offering. See Item 403 of Regulation S-K.

13.   We note your disclosure in footnote 2 that the trustee of the liquidating trusts having voting and dispositive control over the shares of common stock. Please disclose here or elsewhere as appropriate when the liquidating trusts will distribute the assets held in the liquidating trusts. If applicable, please list the beneficial owners that have the right to acquire the shares. See Item 403(a)(3) of Regulation S-K and Rule 13d-3(a)(3) under the Exchange Act.

Certain Relationships and Related Transactions, page 136

Private Placement, page 136

14.   Please disclose whether the securities were sold in May or August 2012. Also, advise us whether this transaction is disclosed in Part II of the registration statement.

Former Board Member Relationship, page 137

15.   Please disclose the name of the member on the board of directors that had an interest in the transaction as required by Item 404(a)(1) of Regulation S-K.

16.   Please describe the nature of the legal services, e.g., were the legal services in connection with the recapitalization and related transactions? See Item 404(a)(6) of Regulation S-K.

Related Party Transaction Policy, page 137

17.   Please discuss whether the company had a related party transaction policy prior to the recapitalization. Also, if such policy was different than the policy discussed in this section, please describe that policy. In addition, as applicable, please describe if any of the related transactions disclosed in this section were not reviewed under the related party transaction policy. See Item 404(b) of Regulation S-K.

Shares Eligible for Future Sale, page 156

General, page 156

18.   We note your disclosure that prior to the offering your common stock traded on the OTC Pink market. Please provide the disclosure required by Item 201(a)(ii) of Regulation S-K.

19.   Please disclose the approximate number of holders of each class of common equity. See Item 201(b) of Regulation S-K.

Index to Financial Statements, page F-1

20.   We note your responses to comments 7 and 17 from our letter dated January 22, 2013 and await the filing of pro forma financial statements as described in your responses.

Condensed Consolidated Balance Sheets, page F-2

21.   We note your response to comment 18 from our letter dated January 22, 2013. Please explain to us why management believes it is likely that the Company will deplete all of the authorized but unissued stock prior to conversion of the Class B preferred units. Please also tell us how the changes to the terms of the various classes of equity that occurred in January and February 2013 affected your analysis. We may have further comment.

Note A – Nature of Business and Significant Accounting Policies, page F-6

Correction of an Error, page F-13

22.   We note your response to comment 10 from our letter dated January 22, 2013 and corresponding revisions to the financial statements. Please quantify, by year, the amounts of capital expenditures incurred prior to January 1, 2012 that were expensed in error, if any. Similarly, please quantify any recapitalization costs incurred during 2011 that were recorded as a reduction to equity rather than expensed.

Note G – Commitments and Contingencies, page F-18

23.   Please tell us how you have complied with the requirements of ASC 450-20-50 as it relates to any loss contingencies associated with Feldman Mall Properties. In this regard, we note your previous response dated December 26, 2012 in which you state that at the time of the Contribution Transaction, Feldman Mall Properties had liability claims for legal and other professional fees substantially in excess of the cash on hand. Please tell us the status of these claims, and any other contingent liabilities that existed, and how you have addressed them in your disclosure. Furthermore, please clarify the business purpose for structuring this transaction with Feldman Mall Properties rather than a newly formed shell company.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Amanda Robins Poe
        Bass, Berry & Sims PLC